UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM U-57/A

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed under section 33(a) of the

Public Utility Holding Company Act of 1935, as amended

ECOELÉCTRICA, L.P.

(Name of foreign utility company)

GAS NATURAL SDG, S.A.

(Name of filing company, if filed on behalf of

a foreign utility company)

Gas Natural SDG, S.A. (GN) hereby files with the Securities and Exchange Commission (Commission) pursuant to section 33 of the Public Utility Holding Company Act of 1935 (Act), this Form U-57/A for the purpose of notifying the Commission that GN has acquired a 47.5 percent interest in EcoEléctrica, L.P. (EcoEléctrica) from an indirect wholly-owned subsidiary of Enron Corp.

EcoEléctrica’s facilities are the same as those described in the notification of foreign utility company status filed with the Commission by EcoEléctrica on December 15, 1997.

Item 1

Name. The name of the entity for which foreign utility company status is claimed is EcoEléctrica, L.P., a Bermuda limited partnership authorized to do business in Puerto Rico.

Business Address. EcoEléctrica’s business address is Plaza Scotiabank, Suite 902, Avenida Ponce de Leon 273, Hato Rey, Puerto Rico 00917.

Description of Facilities. EcoEléctrica owns and operates a liquefied natural gas (LNG) marine unloading facility, a 1,000,000-barrel LNG storage tank, LNG vaporization equipment, an approximately 542 MW cogeneration power plant facility with two natural gas turbines and one steam turbine, and a desalination plant, located in Penuelas, Puerto Rico. EcoEléctrica also owns and operates: a 2.3 mile, 230 kV transmission line connecting the power plant substation to an existing Puerto Rico Electric Power Authority (PREPA) substation; a 1.2 mile, 24 inch diameter natural gas accumulator pipeline; a 3.5 mile, 10 inch diameter pipeline to supply liquified petroleum gas (LPG) to the facility, and a 1.1 mile, 6 to 8 inch diameter water pipeline.

Ownership. EcoEléctrica, Ltd., a Cayman Islands company, holds a 1 percent general partner interest in EcoEléctrica. EcoEléctrica Holdings, Ltd., a Cayman Islands company, holds a 99 percent limited partner interest in EcoEléctrica and 100 percent of the shares of EcoEléctrica, Ltd. Each of Buenergia Gas & Power, Ltd., a Cayman Islands company, and EME del Caribe, a Cayman Islands company, owns 50 percent of the shares of EcoEléctrica Holdings, Ltd. EME del Caribe is an indirect wholly-owned subsidiary of Edison Mission Energy, which is an indirect wholly-owned subsidiary of Edison International, a California corporation. GN indirectly owns 95% of the ordinary shares of Buenergia Gas & Power, Ltd.

Item 2

Southern California Edison Company (Edison) is a domestic associate public-utility company of EcoEléctrica and is a direct, wholly-owned subsidiary company of Edison International. Edison has not made an investment in and does not have any contractual relationship with EcoEléctrica; nor is any such investment or contractual relationship contemplated.

EXHIBIT A

GN notes that Edison Mission Energy previously submitted information regarding Edison on December 16, 1999 in file number 073-00047.

SIGNATURE

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

October 31, 2003

/s/    Manuel García Cobaleda

Manuel García Cobaleda

Authorized Representative